

October 31, 2016

Ira Levy
Chief Executive Officer and President
Surge Components, Inc.
95 East Jefryn Blvd.
Deer Park, New York 11729

Re: Surge Components, Inc.
DEFA14A – Definitive solicitation materials filed pursuant to Rule 14a-6
Filing made on October 28, 2016 by Surge Components, Inc.
File Number: 000-27688

Dear Mr. Levy,

      We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

      Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

DEFA14A filing made on October 28, 2016

1. Out of an interest in ensuring compliance with Rule 14a-9, please provide us with the factual foundation upon which Surge ostensibly relied to include the following statements within its press release dated October 28, 2016:

- "You should also ignore these activists because their stated objective is to push for a 'fire sale' of your Company. These activists are ready to exit their positions. The problem is that the activists want you to exit with them, whether you want to or not."

- "This may explain why Messrs. Tofias and Rexroad are pushing for a hasty sale of the Company, even if it would mean leaving money – your money – on the table. Such a sale would mean foregoing your opportunities for long-term shareholder value creation with Surge."

- "Perhaps it is because Messrs. Tofias and Rexroad actually care nothing for the value of the Company and the value of your investment, beyond a fire-sale price?"

- Under the heading: Dissident Shareholders Tofias and Rexroad Have FAILED to Put Forth a Concrete Plan to Drive Shareholder Value and Lack Relevant Skills - "They want a hasty fire sale of the Company to exit their investment, leaving money – your money – on the table."

Rule 14a-9, by its terms, prohibits solicitations that have been made if misleading with respect to any material fact or which omit to state any material fact necessary in order to make the statements therein not false or misleading. Note b. to Rule 14a-9 specifies that material which directly or indirectly impugns character, integrity or personal reputation without factual foundation may be misleading depending upon the facts and circumstances. To the extent that an adequate factual foundation does not exist for the cited statements, please file an annotated and/or corrected version of this press release.

2. The cover page of Form 8-K did not provide the opportunity for Surge to simply repurpose the current report as a filing made pursuant to Rule 14a-6. Please confirm that any future proxy soliciting materials, inclusive of a corrected version of the October 28 press release, will be filed under cover of Schedule 14A as required by Rule 14a-6(m) of Regulation 14A.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 if you have any questions about the comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Kai Haakon Liekefett, Esq.